Exhibit 1

January 31, 2006

The Board of Directors

Palm, Inc.

950 W. Maude Avenue

Sunnyvale, CA 94085-2801

To the Board of Directors,

I am writing to you regarding what I consider critical issues that Palm is facing. As you are aware, I own approximately 7% of the company, via personal investment assets and those of Cantus, our private foundation. I take these concerns seriously, and I am sure you will as well.

The paramount issue is that Palm’s primary business is now in a segment of the computing/telecomm market historically characterized by an initial period of rapid innovation, market growth and attractive margins, inevitably followed by slowing innovation, commoditization and choked margins. Palm and the smartphone industry in general are in the upward part of this arc. Sales are robust, margins are expanding and the overall market is growing. Yet paradoxically, it is during this time that the Board should be looking beyond the current situation and considering the risks ahead. I believe the Board should begin exploring strategic alternatives, including a sale of the company, while Palm is in the ascendant. To dismiss the concerns raised here would be to ignore the substantial risks that Palm faces, exactly the sorts of risks from which shareholders rely on a board to shield them.

I confronted a similar situation in the late 90’s as CEO of Ovid Technologies, which I founded in 1988. Because of its product innovations, the company flourished, and went public (NASDAQ: OVID) in 1994. In late 1997, I became acutely aware of market forces that, in the future, had the potential to limit the company’s growth and affect its relatively generous product margins. At the time, Ovid was still growing revenues and profits. Nevertheless, with the Board’s approval, we hired Goldman Sachs, which negotiated a sale of the company at the end of 1998 for $200 million. As I had feared, subsequently the market for Ovid’s products stagnated and changing dynamics squeezed margins for Ovid and its competitors.

The abnormally large short position in Palm stock over the last year is a sign that many investors believe that Palm is extremely vulnerable to the issues raised here. Surprisingly, investors have established these short positions while Palm’s enterprise value/sales ratio remains substantially below that of its competitors: Motorola 1.5, Nokia 1.8, and RIMM 6.8, compared to 0.9 for Palm. Why would presumably savvy investors short a stock that already had such a low valuation if not for a belief that trouble lay ahead?

Palm faces significant risks in three main categories: competition, disintermediation and commoditization. The following lays out those risks in some detail:

Competition

While Palm has recently demonstrated rapid growth in the smartphone market and has established itself as one of the leaders in this segment, the company faces competitors who are larger and have significantly more leverage due to their market position, products and resources. Competitors (Research in Motion, Motorola, Nokia, Samsung, Hewlett-Packard, Siemens, Sony, Sanyo, HTC, and potentially Dell and Apple) are moving quickly in terms of product development and market penetration. These competitors can spread much of their R&D expenses across a broad array of products, both in higher-end smartphones and mid- and low-end handsets. Broader product lines also mean more leverage with carriers, the gatekeepers to the ultimate end users, and greater leverage in component purchasing. Moreover, these competitors can potentially sacrifice profits in the smartphone segment for the sake of greater market penetration.

Many competitors have established solid relationships with both international and domestic carriers. Palm has done relatively well domestically, but has made little progress internationally. It remains to be seen whether Palm can break down these international barriers. Similarly, some competitors have well-established relationships with large enterprise customers that have been built over many years and maintained by significant field resources. Because such competitors typically provide a wide range of products and services to a company, they can justify an expensive sales and support infrastructure. Palm cannot.

Motorola is a good example of a competitor that has much more flexibility in its pricing and margins. Motorola’s MOTO Q product has garnered very favorable reviews, and appears to be significant, near-term competition for the

Treo. Here is a company that can afford to undercut the Treo pricing in exchange for a carrier’s heavy subsidy and promotion of other products in its portfolio.

The success of the Ipod makes Apple a potentially powerful competitor. Apple is widely rumored to be working on a cellphone to be integrated into the Ipod. The Ipod’s immense popularity (over 42 million sold) would give Apple tremendous leverage with carriers. The Ipod already has rudimentary organizer features, and it is a short trajectory to a fully-featured smartphone. Apple’s hallmark has always been creative, sleek, and intuitive products—the exact traits of the Treo. An Ipod-like smartphone would prove fearsome competition.

Finally, carriers can engage HTC or a similar company to build a smartphone carrying their own brand and can afford to price it on a break-even basis (or worse) if the RPU is high enough. Cingular’s recent introduction of a $199 Windows-based phone, built by HTC and sold under the Cingular label, signals the beginning of this ominous trend.

These are just a few possible scenarios where Palm’s margins, profits and business could be severely jeopardized; certainly there are others. The point is that it is incumbent upon the Board to act now, before any of these scenarios materialize.

Disintermediation

A significant flaw in the smartphone business for Palm (and other suppliers) is that the supplier does not own the customer. Consequently, it cannot exert much control over the sale and distribution of its products.

As gatekeepers to the end-user, the carriers have influence in virtually every aspect of Palm’s smartphone business from product design, testing, and pricing to the relationships Palm has with competing carriers. What is best for the carrier will rarely be best for Palm. Certainly, carriers would welcome commoditization of feature-rich phones, because lower phone prices mean wider market penetration and ultimately increased usage RPU’s. Even though Palm can do some generic (i.e., non-carrier specific) product marketing, it must rely on the carrier for the majority of its targeted product marketing.

Disintermediation is unfortunate and often deadly for a company. Yet given current telecomm regulation, Palm has little choice in the matter.

Commoditization

It’s hard to dispute that Palm is in a business that will eventually be commoditized. Today’s robust margins indicate that commoditization has not yet occurred. Nonetheless, everything about this business points to commoditization, as Palm must know all too well given its recent experience in the PDA business. The cycle of boom and bust in the PDA business was caused by both commoditization and slack demand for the PDA’s. Palm had a relatively strong hedge against commoditization because it owned the operating system, the customer and the category-defining brand. None of those were strong enough to prevent commoditization. With smartphones, Palm is in an even weaker competitive position than it was in the PDA business.

A handful of companies in the Far East are already making the majority of smartphones, and some are even quite involved in designing them. It will be but a short while before we see smartphone clones. How can Palm compete against these? With the sale of PalmSource, it can no longer control the Palm OS. Embracing the MS platform may be necessary in terms of market acceptance, but it makes for a weaker hand in battling clones that also run Windows. Critics claim that without owning the software, Palm is just a box maker. Perhaps there is more truth in this than Palm acknowledges.

Commoditization is undoubtedly exacerbated by the lack of control over marketing and distribution. Brand recognition may even be regarded as a liability if a carrier believes it detracts from its own brand in any way.

Potential Acquirers

There are several competitors to Palm that would benefit greatly from an acquisition of the company. The benefits center on the potential of a competitor to leverage Palm’s market position and technology, and to fortify it against competitors. However, many of the potential economic and product synergies will diminish with time. The Board’s action and timing here are of equal urgency and importance.

Research in Motion’s complementary market position and internal infrastructure make it a good potential partner for Palm. RIMM must address its perception as a proprietary, single function (email) solution. Owning Palm would instantly broaden its reach into the enterprise and so-called “prosumer” market. Being able to provide products using industry-standard interfaces (Windows and Palm OS) would address the narrowness of its current offerings. It would also mean that third-party developers, who previously shunned the Blackberry platform, would now be working for RIMM rather than against it.

In addition, RIMM would be able to sell many more Treos through its well-established international network of partners, developed over the last 8 years.

Hewlett Packard has been struggling in the smartphone market, but clearly sees handheld computing as an integral part of its enterprise solution. There is large overlap between HP’s and Palm’s R&D, sales, and marketing efforts. An acquisition of Palm would provide HP with immediate presence and momentum in the marketplace. Another potential acquirer, Motorola, has been more successful than HP, yet would realize similar benefits as HP. Both companies would also benefit greatly from having the Palm OS available as part of their product line.

To date, Dell has done nothing in the smartphone market. Most believe that sooner or later it will recognize that the smartphone and handheld computing platforms have merged, and that, as more and more computing becomes mobile, competing in this space is a necessity. Dell has traditionally done very few acquisitions. Yet as its growth slows, it needs to find high-growth segments in which it can compete. To start building a smartphone business today would be too late, but an acquisition of Palm would provide it with instant market presence and clout.

(Microsoft and Nokia are two other potential but unlikely acquirers. Microsoft would face substantial regulatory hurdles, and Nokia apparently believes, rightly or wrongly, that its smartphone products are sufficient for it to compete.)

Apple is an ideal potential acquirer. It could add Ipod capabilities to the Treo line, and add Treo capabilities to the Ipod. It is safe to say that virtually every one of the 30+ million Ipod owners also has a cell phone. An integrated Ipod/smartphone would be of great appeal to current customers, and open up a broad new channel of users as well. Apple is striving to extend the Ipod to encompass video as well as audio; such a platform is the perfect complement for the Treo. In addition, Palm’s relationships with carriers would be of tremendous benefit to Apple in establishing its Ipod-centric smartphones.

The prospect of Apple competing in the smartphone space is a daunting prospect for Palm. But all players in the smartphone space should similarly fear it. RIMM, HP, Motorola and others will need to reassess their competitive portfolio and position in light of an entry by Apple into the market. For these companies, an acquisition of Palm makes sense both offensively and defensively.

For any acquirer, there would be obvious savings in the overlapping areas of sales, G&A, and research and development. Moreover, Palm’s chronic undervaluation makes the economics of an acquisition by a competitor very attractive. Even considering a sizeable acquisition premium, Palm’s low market capitalization would make a deal immediately accretive for almost any acquirer.

Conclusion

Despite current momentum, Palm will face significant threats to its business. When these threats materialize is debatable; whether they will occur is not. Palm CEO Ed Colligan is a solid leader, one who combines technical prowess, sales expertise and strategic vision. However, I believe overwhelming market forces will render insignificant steps this or any management can take. Now is the time for the Palm Board to act, while Palm still has category-leading products, marketplace momentum and a terrific balance sheet.

There are numerous competitors who could benefit immediately from acquiring Palm. As outlined above, these benefits include the potential to significantly reduce overlapping R&D expenses, to incorporate Treo technology into existing products and dramatically expand the reach of the Treo into international markets. Of course, one of the most substantial benefits for a potential acquirer is the ability to defend against other competitors.

The opportunity to realize these benefits will surely erode over time, as will shareholder value. It is imperative the Board act in a timely and decisive fashion before the opportunity to do so is diminished.

I welcome the chance to discuss these issues with the board at your earliest convenience.

Sincerely,

Mark Nelson